Exhibit 10.1

GEOKINETICS, INC.

1 Riverway - Suite 2100

Houston, TX 77056

March 8, 2007

Mr. David A. Johnson

P.O. Box 727

Simonton, TX 77476

Re:  Geokinetics, Inc. Employment Relationship-CEO

Dear Mr. Johnson:

This is to set forth the principal terms of an employment relationship between you and Geokinetics, Inc. (the “Company” or “Geokinetics”).  Please review the following and, if acceptable, please indicate your acceptance in the place marked below.

1.  Your title would be President and Chief Executive Officer and you would report directly to the Board of Directors of the Company.  You will also continue to be nominated for election as a Director of the Company.  You will devote substantially all of your business time and attention and best efforts to the affairs of Geokinetics; provided, however, that you may engage in other activities involving charitable, educational and similar organizations and, with the permission of the Board of Directors, passive investment activities, as long as such activities do not interfere materially with the discharge of your duties at Geokinetics.

2.  You would be paid an annual salary at the rate of $350,000 plus reimbursement of business expenses against proper vouchers in accordance with Company policies.  Your salary will be reviewed annually.

3.  As an inducement to sign this agreement, you will be awarded 50,000 restricted shares of Geokinetics stock.  Restrictions on selling these shares will be lifted over a 4 year period, with 1/4 lifted on each of the first, second, third and fourth anniversaries of the date of this letter.  The restrictions on these shares will be lifted upon your death.  Other conditions of  relating to the lifting of restrictions from the 2002 Stock Option Plan, as amended, will apply, including lifting of restrictions  due to change of control.

4.  In the event there is a material negative change in your job scope or remuneration package (including severance at the Company’s request or associated with a change of control) and in the absence of termination for cause, you will have the right to terminate your employment and receive a severance package equal to two times the sum of your base salary and the most recent non-zero cash bonus.  In addition, all restrictions will be lifted from the 50,000 share restricted stock award you have been granted pursuant to this letter.  Until March 15, 2008, there will be a limit on this severance payment of $1,400,000.00.  Severance payments will be made in 24 equal monthly installments beginning immediately upon termination.

5.  In addition to your salary, you would be entitled to participate in an incentive bonus program where you could earn additional sums as a bonus based upon the annual performance of the Company and various other performance metrics mutually agreed annually by you and the Board and/or the Compensation Committee of the Board.  Your target bonus level will be one times your annual salary.  The Board and/or the Compensation Committee has discretion to adjust the actual award based on the performance factors above.  Bonuses are payable within 75 days of the end of the Company’s fiscal year, provided that no notice of voluntary termination has been given by you and no termination of your employment for cause has taken place before such date.

6.  Each year, effective March 15, and beginning in 2008 you will be awarded an annual equity award in the form of restricted stock and/or stock options calculated based on your then existing base salary and the closing price of Geokinetics stock on the effective date of the award.  The number of restricted shares will be set by the Board and/or the Compensation Committee in accordance with a long term incentive plan to be adopted by the Company for its senior executives.  The lifting of restrictions on  these  restricted shares or the vesting of option shares will  take place over a 4 year period, with 1/4 each on the first, second, third and fourth anniversaries of the date of grant.  All restrictions on restricted shares will be fully lifted on your death or if the Company severs your employment for any reason except termination for cause or if you terminate under the terms of paragraph 4.  Other conditions  from the 2002 Stock Option Plan, as amended, will apply including lifting of restrictions or vesting due to change of control.

7.  You will agree not to compete in the seismic services industry during your employment and for a period of two years after termination (i) if you are terminated for cause; or (ii) if you voluntarily leave the Company; or (iii) if you terminate under terms of paragraph 4, so long as the payment described in paragraph 4 is made.  The non-compete would be restricted to the areas where the Company is operating at the time of your termination.  You will agree to execute Company non-disclosure and confidentiality agreements with respect to disclosure of Company proprietary or confidential information.

8.  You would be entitled to the same employment benefits accorded to senior executives of the Company generally, including a monthly car allowance of $500 per month.  In addition, the Company will maintain for you your current $1.25 million life insurance policy at approximately $300.00 per month premium.  You will be entitled to six weeks of paid vacation.  The Company will provide for a paid membership in a lunch club of your choice.

9.  Your employment is “employment at will”.  You or the Company can terminate your employment at any time for any reason subject to the provisions of this letter.

We look forward to your continued contributions at Geokinetics.  Please contact the undersigned if you have any questions about the foregoing.

Very truly yours,

/s/ William R. Ziegler

William R. Ziegler, Chairman of the Board

AGREED AND ACCEPTED
8th day of March, 2007

/s/ David A. Johnson
David A. Johnson